Free Writing Prospectus	Filed pursuant to Rule 433 under the Securities Act
(Supplements the Preliminary Prospectus Supplement dated November 7, 2019)	Registration Statement No. 333-221965

CIT Group Inc.

$100,000,000

4.125% Fixed-to-Fixed Rate Subordinated Notes due 2029 (the “Notes”)

Pricing Term Sheet

November 7, 2019

Issuer:	CIT Group Inc.

Principal Amount:	$100,000,000

Final Maturity Date:	November 13, 2029

Benchmark Treasury:	1.500% UST due October 31, 2024

Benchmark Treasury Price:	98-25+

Benchmark Treasury Yield:	1.753%

Spread to Benchmark Treasury:	237.2 basis points

Yield to Maturity:	4.125%

Price to Public:	100.000%

Coupon:	4.125%

Reset Date:	November 13, 2024

Interest Rate:	(i) From and including the original issue date to, but excluding, the Reset Date at a rate per annum equal to 4.125% and (ii) from and including the Reset Date to, but excluding, the Final Maturity Date at a rate per annum equal to the Five-Year U.S. Treasury Rate as of the Reset Determination Date as described in the preliminary prospectus supplement plus 2.372% per annum.

Interest Payment Dates:	May 13 and November 13, commencing May 13, 2020

Record Dates:	April 29 and October 29

Optional Redemption:	The Issuer may redeem the Notes, at its option, (i) in whole, but not in part on the Reset Date or (ii) in whole or in part at any time during the three month period prior to the Final Maturity Date, at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to but excluding the date of redemption, in each case, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve.

Regulatory Event Redemption:	The Issuer may, at its option, redeem the Notes at any time in whole, but not in part, at a price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest upon the occurrence of a “Tier 2 Capital Event” or a “1940 Act Event,” as described in the preliminary prospectus supplement.

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc.

Senior Co-Managers:	CIT Capital Securities LLC Keefe, Bruyette & Woods, Inc. Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Citizens Capital Markets, Inc. Credit Agricole Securities (USA) Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc.

Trade Date:	November 7, 2019

Settlement Date:	November 13, 2019 (T+3). Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes will initially settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

CUSIP/ISIN Number:	125581 GZ5 / US125581GZ54

The “Underwriting” section of the Preliminary Prospectus Supplement is hereby amended to add the following above “Notice to Prospective Investors” on page S-32:

“Conflicts of Interest

CIT Capital Securities LLC is an affiliate of CIT Group Inc., and, as such, has a “conflict of interest” in this offering of Notes within the meaning of FINRA Rule 5121. Consequently, this offering is being conducted in compliance with the provisions of Rule 5121. CIT Capital Securities LLC is not permitted to sell securities in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.”

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request it by calling any of the Joint Book-Running Managers at its number below:

J.P. Morgan Securities LLC	212-834-4533 (collect)
BofA Securities, Inc.	800-294-1322 (toll free)

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.